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ANNUAL AUDITED REPORT

FEB 2 4 201 **FORM X-17A-5**
PART III

Washington DC

SEC FILE NUMBER
8-46650

406 **FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/16__ AND ENDING __12/31/16__
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodin Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Mall Road, Suite 2016

OFFICIAL USE ONLY
FIRM I.D. NO.

                                          (No. and Street)

Burlington,   MA   01803

           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morton L Hodin   (781) 221-8421

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

                                 (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     [✓] Certified Public Accountant

     [ ] Public Accountant

     [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

B.S.

OATH OR AFFIRMATION

I, Morton L. Hodin _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hodin Associates, Inc. _____ , as

of ___December 31_____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*A notary public or other officer completing this certificate
verifies only the identity of the individual who signed the
document to which this certificate is attached, and not the
truthfulness, accuracy, or validity of that document.*

State of __Florida__.
County of __Palm Beach__

Subscribed and sworn to (or affirmed) before me on this __8__ day of __February__, 2017 by
__Morton L. Hodin_____ proved to me on the basis of satisfactory evidences to be the person
who appeared before me.

Notary Public



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Hodin Associates, Inc.:

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Schedules I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Hodin Associates, Inc.'s financial statements. The supplemental information is the responsibility of Hodin Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets

Cash	$	31,582
Accounts receivable - consulting fees		6,289
Prepaid expenses and other assets		12,979
Equipment and improvements, less accumulated depreciation of $40,481		-
Total Assets	**$**	**50,851**

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	17,307
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 13,245 shares issued, and 10,000 shares "outstanding"		117,972
Additional Paid in Capital		90,000
Accumulated surplus		(174,428)
		33,544
Total Liabilities and Stockholder's Equity	**$**	**50,851**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenues:		
Commissions	$	313,888
Consulting fees		60,000
Realized/unrealized gain on securities owned		-
Interest and dividends		-
Total revenues		373,888
Operating expenses:		
Consulting		159,875
Payroll and payroll taxes		102,520
Outside services		3,765
Marketing		42,540
Rent		34,612
Insurance		24,696
Office expense		14,417
Automobile expense		11,344
Travel		2,271
Professional fees		15,265
Regulatory expense		3,688
Depreciation		-
Taxes and fees		1,523
Total operating expenses		416,518
Net Income/(Loss)	$	(42,630)

The accompanying notes are an integral part of these financial statements.   3

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

| | Common | | Accumulated | |
	Shares	Amount	(Deficit)/Surplus	Total
Balance at December 31, 2015	10,000	S 117,972	$ (41,798)	S 76,174
Additional paid in capital	-	-	-	-
Net income (loss)	-	-	(42,630)	(42,630)
Balance at December 31, 2016	10,000	S 117,972	S (84,428)	S 33,544

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:		
Net income (loss)	$	(42,630)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		-
Proceeds from Sale of Investment		-
Changes in operating assets and liabilities:		
Accounts receivable - consulting fees		(6,289)
Prepaid expenses and other assets		(8,285)
Accounts payable and accrued expenses		3,396
Net cash provided by operating activities		(53,808)
Cash Flows from Investing Activities:		
Purchase of equipment		-
Net cash used by investing activities		-
Cash Flows from Financing Activities:		
Stockholder contributions/(distributions)		-
Purchase of common stock for treasury		-
Net cash used by financing activities		-
Net Increase In Cash		(53,808)
Cash, beginning of year		85,390
Cash, end of year	$	31,582

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Interest	$	4
Income taxes	$	1,007

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

    Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and investment advisory services for clients worldwide. The Company does not hold funds or securities for the accounts of its customers.

2. **Summary of Significant Accounting Policies**

    This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

    Securities Owned
    During 2015 the Company sold a marketable equity security with a cost of $24,000 and received net proceeds (after broker commissions) of $76,303. Prior to the sale the security was carried at fair value. Unrealized gains or losses as a result of changes in market value were included in the statement of operations. Securities transactions and related income and expenses are recognized on a settlement date basis. No marketable securities were purchased, owned or sold during 2016.

    Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    > Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

    > Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

6

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

Equipment and Improvements
Expenditures for equipment and improvements are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Revenue Recognition
The Company enters into contracts with customers calling for commissions and consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes commissions and consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The income tax returns of the Company for 2013, 2014 and 2015 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. **Subordinated Liabilities**

The Company did not have any subordinated liabilities at any time during the year.

4. **Common Stock**

Effective July 1, 2004, companies incorporated in Massachusetts became subject to chapter 156d of the Massachusetts business corporation act, provisions of which eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares.

During 2016 the sole shareholder did not contribute toward Additional Paid in Capital.

5. **Net Capital Requirement**

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $20,565, which was $15,565 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.84 to 1.

6. **Commitments and Contingencies**

Lease Obligations
The Company leases its office space under a non-cancelable operating lease which requires monthly payments of $2,906 through its expiration in June of 2017. The lease required a deposit of $2,575. During 2016, the Company incurred rent expense under this agreement of $34,612.

The company also leases an automobile under a non-cancellable operating lease through August of 2017. In accordance with the agreement, the Company is required to make monthly rental payments of $743. During 2016, the Company incurred lease expense under this agreement of $8,917.

Other
The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the lease obligations noted above.

7.   **Revenue Concentration**

For the year ended December 31, 2016, three customers accounted for approximately 98% of revenue.

8.   **Supplemental Cash Flow Information**

The Company paid the Massachusetts minimum corporate excise tax of $456.

9.   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

10.   **Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
Schedule I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES and EXCHANGE COMMISSION
As of December 31, 2016

Net capital

Stockholder's equity:

Common stock	$	117,972
Additional Paid in Capital		90,000
Accumulated surplus		(174,428)
Total stockholder's equity qualified for net capital		33,544

Deductions/charges:

Non-allowable assets:

Accounts Receivable		-
Prepaid expenses and other assets		12,979
Equipment and improvements, net		-
Total adjustments		12,979

Net capital	**$**	**20,565**
Aggregate indebtedness	**$**	**17,307**
Minimum Net Capital Required	**$**	**5,000**
Excess net capital	**$**	**15,565**
Ratio: Aggregate indebtedness to net capital		**0.84 to 1**

Reconciliation of the Company's Computation (included in part II of Form X-17A-5 as of December 31, 2016)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	20,565
Year End Adjustments		-
Audited Net Capital	**$**	**20,565**

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016

See accompanying Report of Independent Registered Public Accounting Firm.

HODIN ASSOCIATES, INC. DBA LEXBRIDGE INTERNATIONAL
Schedule II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2016

Hodin Associates, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission are not applicable.

Hodin Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

<u>Report of Independent Registered Public Accounting Firm</u>

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hodin Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hodin Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hodin Associates, Inc. stated that Hodin Associates, Inc. met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Hodin Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hodin Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE   *WE FOCUS & CARE*

LEXBRIDGE INTERNATIONAL MERGERS & ACQUISITIONS
40 MALL ROAD, SUITE 206
BURLINGTON, MA 01803
781-221-8421
www.lexbridgem-a.com

Assertions Regarding Exemption Provisions

We, as members of management of Hodin Associates, Inc. dba Lexbridge International ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

Hodin Associates, Inc. dba Lexbridge International

By:

(signature)

(Morton L. Hodin, President)

February 10, 2017

(Date)